Exhibit 16.1

December 20, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as principal accountants to audit the consolidated financial statements of TransMontaigne Partners L.P. as of and for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011. On December 15, 2011, we were dismissed. We have read TransMontaigne Partners L.P.’s statements included under Item 4.01 of its Form 8-K dated December 20, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with TransMontaigne Partners L.P.’s statement that it is working to evaluate the independence of alternate auditors with a view to engaging a new principal accountant as quickly as reasonably practical.

Very truly yours,

/s/ KPMG LLP